EXHIBIT 99.1

News Release dated February 13, 2019, Petro-Canada to provide Canadian EV drivers with Canada’s first coast-to-coast network of fast chargers

News Release

FOR IMMEDIATE RELEASE

Petro-Canada to provide Canadian EV drivers with Canada’s first coast-to-coast network of fast chargers

Calgary, Alberta (Feb. 13, 2019) — Petro-Canada, a Suncor business, is building a network of electric vehicle (EV) fast charging stations across the country.

More than 50 EV stations will be located along the Trans-Canada highway at strategically located Petro-Canada stations from Nova Scotia to British Columbia. Construction is set to begin this spring with sites opening over the next year.

“Keeping Canadians moving is what we do. We know the needs of our customers are evolving as we transition to a low-carbon future which is why we are excited to expand our current offering to support this growing customer segment,” said Kris Smith, executive vice president, Downstream, Suncor. “With more than 1,800 retail and wholesale locations across the country we have the network in place to build Canada’s first electric highway, providing coast-to-coast EV charging for our customers. We’re also investing in the fastest charging EV technology available today, which will be able to easily upgrade as technology advances.”

Petro-Canada stations will offer DC fast chargers with both CHAdeMO and CCS/SAE connectors which support a broad selection of vehicles. The chargers can provide up to a 200 kilowatt charge – enough to provide an 80 per cent charge to most EVs in less than 30 minutes. The units are capable of 350 kilowatt charging with future upgrades.

A test site is currently operational at 235 Steeles Ave. in Milton, Ont. For a full list of the locations where an EV fast charge will be available, please visit: petro-canada.ca/ev

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to:  the network of EV fast charging stations being built across the country, including that it is anticipated that more than 50 EV stations will be located strategically along the Trans-Canada highway from Nova Scotia to British Columbia and that construction is set to begin this spring with sites opening over the next year; and that Suncor will be able to easily upgrade the network as technology advances. Forward-looking statements may be identified by words like “expect”, “future” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out

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planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s most recently filed quarterly Report to Shareholders, its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated March 1, 2018, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Petro-Canada, a Suncor business, operates more than 1,500 retail stations and 300 Petro-Pass wholesale locations nationwide. Petro-Canada’s retail loyalty program, Petro-Points™, provides Canadians with the opportunity to earn and redeem rewards. Petro-Canada is proud to be a National Partner of the Canadian Olympic and Paralympic committees, supporting Canadian athletes, coaches and their families for more than 25 years. For more information, visit petro-canada.ca.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

For more information about Petro-Canada, visit our web site at petro-canada.ca, follow us on Twitter @petrocanada

Media inquiries:

Suncor

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media@suncor.com